Exhibit 99.2

Q2-2014 CONFERENCE CALL SCRIPT:

SLIDE#1: CONFERENCE CALL TITLE SLIDE

SPEAKER: OPERATOR

SLIDE#2: CONFERENCE CALL DETAILS

SPEAKER: SHANE GLENN

Thank you, [OPERATOR].  Good morning everyone, and thank you for joining us to discuss our second quarter financial results.  On the call with us today are David Reis, CEO; and Erez Simha, CFO and COO of Stratasys. A reminder that access to today’s call, including the prepared slide presentation, is available online at the web address provided in our press release.  In addition, a replay of today’s call, including access to the slide presentation, will also be available, and can be accessed through the Investor Section of our web site.

SLIDE#3: FORWARD LOOKING STATEMENTS

A reminder that certain information included or incorporated in this presentation may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the MakerBot, Solid Concepts and Harvest Technologies acquisitions) and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to successfully put in place and execute an effective post-acquisition integration plan for MakerBot, Solid Concepts, Harvest Technologies and the Company’s other acquisitions; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and

Financial Review and Prospects”, and generally in the Company’s annual report for 2013 filed on Form 20-F and in other reports that the Company files with the SEC, including the “Risk Factors” described in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on August 7, 2014. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this presentation are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, our focus on today’s call will be on non-GAAP financial results. These non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. We also note that we are not providing any pro forma financial results for the MakerBot acquisition.  MakerBot results were included in the GAAP and non-GAAP results commencing August 15, 2013. Certain non-GAAP to GAAP reconciliations are provided in a table contained in our slide presentation and press release.

Now I would like to turn the call over to our CEO, David Reis.  David.

SLIDE#4: SUMMARY & OUTLOOK

SPEAKER: DAVID REIS

Thank you, Shane, and good morning everyone.  Thank you for joining today’s call.

We are very pleased with our second quarter results, which represent quarterly records for revenue, non-GAAP net income and non-GAAP earnings per share.

We continued to observe strong positive sales momentum for our higher-performance systems and materials, which is reflected in the impressive 35% organic revenue growth we generated during the period compared to last year.

Equally impressive were the sales of MakerBot products and services, which contributed $33.6 million of revenue during the second quarter, a 100% increase over the revenue MakerBot generated as an independent company during the same period last year.

As we begin the second half of 2014, we expect our positive momentum to continue.  Accordingly, we have raised our financial guidance and long-term revenue growth target.

In addition, we continue to position Stratasys for long term growth, through improvements in our organizational structure; as well as additional investments in channel and product development.

We will also look for additional strategic acquisitions, such as our recent acquisition of Solid Concepts and Harvest Technologies — two companies that we believe will contribute exciting new growth opportunities for Stratasys.

I will return later in the call to provide you more details on these developments and our strategy moving forward, but first I would like to turn the call over to our CFO and COO, Erez Simha, who will provide you details on our financial results. Erez.

SLIDE#5: FINANCIAL SUMMARY

SPEAKER: EREZ SIMHA

Thank you, David, and good morning everyone.

As David mentioned in his opening remarks, we are very pleased with our second quarter performance.  Financial highlights include:

1.              Total revenue for the second quarter increasing by 67% over last year to $178.5 million.

2.              Impressive year-over-year organic revenue growth of 35%, an acceleration over the rate observed in the first quarter

3.              Gross margin coming in at a strong 60% for the quarter.

4.              Non-GAAP net income for the second quarter increasing by 51% over last year to $28.0 million, or $0.55 per diluted share.

5.              MakerBot branded products and services contributing $33.6 million to second quarter revenue, a 100% increase over the revenue MakerBot generated as an independent company during the same period last year.

6.              The company significantly raising its financial guidance for fiscal 2014 to account for our improved outlook, as well as to account for the recent acquisitions of Solid Concepts and Harvest Technologies.

7.              The company raising its organic revenue growth forecast for 2014 to at least 30%, versus a previous forecast of at least 25%.

8.              And the company updating its long-term operating model, which included raising its long-term annual organic revenue growth projection to at least 25%, versus the company’s previous projection of 20%.

SLIDE#6: REVENUE

Product revenue in the second quarter increased by 70% to $154.1 million, as compared to $90.4 million for the same period last year.

Within product revenue, system revenue increased by 108% in the second quarter over the same period last year, driven in large part by MakerBot’s impressive contribution to the quarter.

System revenue growth excluding MakerBot products was impressive, growing by 51% over last year.

This included strong growth for all our 3D printer lines, driven by their ongoing adoption for a broad range of applications from prototypes to direct digital manufacturing.

A few notable areas of strength included:

1.              Sales of high-end Fortus systems, driven by increased demand for manufacturing applications.

2.              Sales of the Objet500 Connex3 Color Multi-material 3D Printer, driven by applications for multi-material, color 3D printing.

3.              And sales of entry-level Mojo and uPrint 3D printers.

Within product revenue, consumables revenue increased by 35% in the second quarter compared to the same period last year, or 24% when excluding MakerBot consumables.

The growth in consumables is driven primarily by our growing installed base of 3D printers, and the relatively higher usage of our high-end systems.

In addition, we are observing favorable results from our efforts surrounding application training and materials education.

We believe that our growing installed base, and specifically the installed base of the Production Series and high-end Design Series systems, is a positive indicator of consumables revenue growth in future periods.

Service revenue in the second quarter increased by 50% to $24.4 million, as compared to $16.3 million for the same period last year.

Within service revenue, customer support revenue increased by 59%.  The increase in customer support revenue was driven primarily by the inclusion of MakerBot revenue, as well as the increased revenue from maintenance contracts and service parts, reflecting our growing installed base of 3D printers.

Within service revenue, revenue from our RedEye paid parts service increased by 9% during the second quarter over last year. RedEye performance improved compared to the first quarter, and we expect sales growth will continue to improve moving forward.

SLIDE#7: UNIT SALES

We shipped 14,909 3D printers and additive manufacturing systems in the second quarter, as compared to 1,261 systems shipped in the second quarter last year.

The significant increase in unit shipments resulted primarily from the inclusion of MakerBot systems.

However, we also observed strong unit sales growth across our other product lines during the second quarter, including our higher-end Fortus and Connex systems, as well as our entry-level Mojo and uPrint 3D printers.

Including all systems sold by Stratasys, Objet, Solidscape and MakerBot since their respective inceptions, the company has now sold 99,529 units worldwide on a combined basis, as of June 30, 2014.

SLIDE#8: GROSS PROFIT

Gross margin of 59.8% for the second quarter expanded when compared to 59.2% for the same period last year.

Sales of the company’s higher-margin products, as well as improvements in service gross margin, more than offset the impact of the relatively lower gross margin currently generated by MakerBot and other entry level products.

The strong revenue contribution of MakerBot products makes the gross margin expansion even more impressive.

SLIDE#9: OPERATING PROFIT

Operating expenses increased materially in the second quarter compared to last year, driven by the inclusion of MakerBot, as well as from increased sales, marketing, and R&D investments to fund growth and new product development.

In addition, we continue to make significant incremental sales and marketing investments that target primarily MakerBot product expansion.

Net R&D expenses increased by 86% to $17.6 million in the second quarter as compared to the same period last year.

R&D expenses, as a percentage of sales, were 9.9%, a slight increase from 8.9% for the same period last year.

SG&A expenses increased by 89% to $60.3 million for the second quarter as compared to $31.9 million for the same period last year, driven primarily by the inclusion of MakerBot, as well as:

•                  Changes in our product distribution strategy involving an increased use of independent sales agents, which resulted in increased agent commissions;

•                  Incremental expenses for strategic and marketing initiatives; and

•                  An increase in headcount and infrastructure to support our growth.

Our effective tax rate was 3.8% for the second quarter compared to the effective tax rate of 14.8% for the same period last year.

Our tax expense was impacted by the unique mix of taxable income that favored lower effective tax rate regions.

SLIDE#10: GEOGRAPHIC MIX

The following slide provides you a breakdown of our geographic sales.

As in prior quarters, the Asia Pacific region remains one of our faster growing regions.

However, sales in all regions increased significantly in the second quarter of 2014 as compared to the same period last year, driven by the inclusion of MakerBot revenue, as well as from the strong demand we are experiencing in all regions.

Non-GAAP Appendix Reminder

I won’t be reviewing the specific reconciliations to GAAP for the non-GAAP measures we have discussed throughout our presentation today.

This information is provided in the slides appearing at the end of our presentation, as well as in our earnings release.

SLIDE#11: BALANCE SHEET SUMMARY

We maintain approximately $577.9 million in cash and cash equivalents, and short term bank deposits on our balance sheet, amounting to $11.7 per share, compared to $607.5 million at the end of the first quarter.

The decrease in cash is a result primarily of the 2013 MakerBot earn out and performance bonus payment; as well as from investments in working capital, expansion projects and acquisitions.

Net cash flow from operations in the second quarter was $4.8 million.  Capital expenditures amounted to approximately $12.6 million in facility and equipment investments.

Our strong cash balance, combined with our available $250 million revolving credit facility provides us flexibility to fund our current growth plans.

Inventories increased to $114.3 million in the second quarter compared to $99.8 million at the end of the first quarter, primarily due to planned inventory increases to allow for increased supply flexibility, as well to support new product introductions and increased demand.

Accounts receivable increased to $113.6 million in the second quarter compared to $106.0 million at the end of the first quarter, while DSO, on 12-month trailing revenue, was 68, compared to 72 in the first quarter.

SLIDE#12: FINANCIAL RESULTS & PROJECTIONS

In summary, we are very pleased with our first quarter results.

1.              We generated impressive organic sales growth; combined with a strong revenue contribution from MakerBot.

2.              We reported record financial results, driven by broad-based demand across our product lines.

3.              We should also highlight that our business, excluding MakerBot, experienced an expansion in margins over last year; which was offset by significant investments in MakerBot development projects to drive future growth.

4.              We believe that we are making the appropriate investments in strategic initiatives and infrastructure to accelerate our growth moving forward, and that we are on the leading edge of our exciting industry.

5.              We have a strong balance sheet and we continue to position the company for future growth through strategic investments, as well as additional acquisitions.

6.              And finally, we have raised financial guidance for 2014 and increased our long-term revenue growth target based on our favorable outlook.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our updated financial guidance, Shane.

SLIDE#13: GUIDANCE

SPEAKER: SHANE GLENN

Thank you Erez.

To reflect our improved outlook for 2014, as well as the recently closed acquisitions of Solid Concepts and Harvest Technologies, Stratasys updated the following information regarding the company’s projected revenue and net income for the fiscal year ending December 31, 2014:

1.              Revenue guidance was increased to $750 — $770 million; versus previous guidance of $660 — $680 million.

2.              The increase in revenue guidance includes $35 — $40 million in revenue attributable to the recent acquisitions of Solid Concepts and Harvest Technologies; with the balance related to our improved outlook.

3.              Non-GAAP net income guidance was increased to $117 — $122 million, or $2.25 — $2.35 per diluted share; versus previous guidance of $113 — $119 million, or $2.15 — $2.25 per diluted share.

4.              The acquisitions of Solid Concepts and Harvest Technologies are expected to be modestly accretive to Stratasys’ Non-GAAP earnings per share in 2014.

5.              The company expects organic sales growth, excluding acquisitions, of at least 30% in 2014 over 2013; an increase over the previous guidance of at least 25% growth.

GAAP financial guidance is not being provided at this time given that the initial accounting for the business combination of Solid Concepts and Harvest Technologies is incomplete.  This makes the supplemental information required to calculate GAAP earnings unavailable.  GAAP financial guidance will be calculated and communicated upon the completion of that analysis.

Stratasys provided the following additional information regarding the company’s performance and strategic plans for 2014:

1.              Operating expenses are projected to expand materially in 2014 compared to 2013, driven by: significant investments to support MakerBot product development and sales expansion; other investments in sales and marketing to drive future market adoption; and increased R&D investments to fund technology innovation and new product development.

2.              Growth in operating expenses in the second half of 2014 will include significant investments to support the integration and alignment of the recent acquisitions of Solid Concepts and Harvest Technologies.

3.              We also expect significant non-recurring integration cost related to the Solid Concepts and Harvest Technologies integration.

4.              Capital expenditures are projected at $50 million to $70 million, which include significant investments in manufacturing capacity in anticipation and support of future growth.

SLIDE#14: LONG TERM TARGET OPERATING MODEL

Additionally, Stratasys updated the following information regarding the company’s long-term operating model:

1.              Annual organic revenue growth of at least 25%; versus the previous projection of at least 20%.

2.              Non-GAAP operating income as a percent of sales of 18% to 23%, versus the previous projection of 20% to 25%.

3.              Non-GAAP effective tax rate of 10% to 15%; versus the previous projection of 15% to 20%.

4.              Non-GAAP net income as a percent of sales projection remains unchanged at 16% to 21%.

Now I would like to turn the call back over to David Reis, who will provide you with a more detailed strategic overview. David.

SLIDE#15-16: MARKET OPPORTUNITY & STRATEGIC IMPERATIVES

SPEAKER: DAVID REIS

Thank you, Shane.

We are extremely pleased with our second quarter results.  We begin the second half of the year with significant positive momentum, as our markets continue in their rapid growth.

According to the 2014 Wohlers Report, revenue for additive manufacturing products and services in 2013 grew by 35% to approximately $3.0 billion

Wohlers projects that the market will more than quadruple by 2018, to $12.5 billion, and then will exceed $21 billion by 2020.

Additive manufacturing and 3D printing solutions are disrupting enterprise processes, and empowering the creativity and innovation of individuals around the globe, by changing or enhancing many traditional product development and manufacturing processes.

Opportunities are developing rapidly, and we are focused on investing in projects that support our core strategic imperatives.  These include:

1.                                      Leadership in prototyping;

2.                                      The continued expansion into direct digital manufacturing;

3.                                      The introduction of new niche vertical applications;

4.                                      The acceleration of new solutions to the market;

5.                                      Improvements in 3D printing accessibility;

6.                                      And improvements in customer intimacy.

Our strategy has always been to pursue leadership in every area in which we operate, execute our growth strategies to deliver shareholder value, and invest aggressively to capture future growth.

We remain focused on those objectives.

SLIDE #17-18: SOLID CONCEPTS, HARVEST & REDEYE

I would like to take a moment to highlight the completion of our acquisitions of Solid Concepts and Harvest Technologies, and the opportunities we see developing from these exciting acquisitions.

With both transactions now closed, we will begin the process of combining the companies with RedEye, our existing parts services business, to establish a leading strategic platform focused on meeting our customers’ additive manufacturing needs.

We have an integration team composed of leaders from Stratasys, RedEye, Solid Concepts and Harvest Technologies, that has been working hard on integration planning since we announced the acquisitions.

The integration will be an ongoing process for a period of approximately 18 months, with our plan to first combine the sales, marketing and business development teams into one unified group. Final branding is yet to be determined, but we are undergoing a disciplined process to ensure the best positioning within our corporate structure.

Looking at the strategic rationale of these acquisitions, we see the parts services business as a growing and profitable business, which supports our strategic imperative to lead in end-use-parts production, and niche vertical market applications.

Additionally, our market analysis suggests that once Solid Concepts and Harvest Technologies have been integrated, Stratasys will have opportunities for the synergistic selling of systems and services across our larger combined customer base.

In short, these transactions are fundamentally about growth and being able to provide the best solutions to our customers, and we are excited to have both Solid Concepts and Harvest Technologies as part of the Stratasys family.

SLIDE #19: DISRUPTING ENTERPRISE PROCESSES — DDM

Stratasys has a growing suite of products and services that address enterprise development and manufacturing processes across many industries and markets.

Our solutions have the ability to significantly disrupt a growing number of business processes by enhancing or replacing traditional techniques.

Manufacturing is one area where we continue to observe a growing number of opportunities, and ongoing strong demand for our higher-end systems.

We believe our leadership in direct digital manufacturing is driven by the unique capabilities of many of our system and material offerings, combined with our ongoing efforts to better educate the market around solutions and applications.

Our technology disrupts the manufacturing process in the following ways:

1.)          Additive manufacturing eliminates the restrictions that subtractive methods impose.

2.)          Additive manufacturing significantly disrupts the economic formulas associated with shorter-run and customized production; and

3.)          Additive manufacturing requires significantly fewer processing steps, less assembly, and generates minimum waste.

SLIDE #20: DISRUPTING ENTERPRISE PROCESSES — AUGMENTED MANUFACTURING

One area of increased utilization for our systems is for augmented manufacturing applications.  These include the production of molds, patterns, jigs and fixtures used throughout the manufacturing and product assembly process.

From surveying our customers, we have learned that approximately 80 percent of Fortus system owners in the U.S. are using the technology for these types of manufacturing applications.

This continues a positive trend of customers discovering new applications for 3D printing after they have brought the technology into their organization.

In addition, these types of applications typically drive higher system utilization, which has a positive impact on consumables sales.

We have learned further from our surveys that organizations can realize between 40 and 90 percent reductions in lead-times for producing jigs and fixtures; and between 70 and 90 percent cost savings for the finished part, by utilizing our additive manufacturing and 3D printing solutions.

We believe the ROI for organizations is clear.

The rising demand for these types of applications, combined with our capabilities to address the opportunity, is a major driver behind the positive momentum that we carry into the second half of 2014.

SLIDE #21: SOLUTIONS & APPLICATIONS - PROTOTYPING

Stratasys has multiple solutions that address new product design, and we believe we continue to lead the market in addressing those types of applications.

According to Wohlers Associates, modeling and prototyping applications account for more than one third of 3D printing use cases.

We believe the strong demand we are observing in our MakerBot, Idea and Design Series systems reflect the value that organizations are deriving from being able to produce functional parts, high-quality models, and visual aids.

We are also pleased with the success of the new Objet500 Connex3 Color Multi-material 3D Printer, a system that produces high-detail, color, multi-material concept models and prototypes.

Customer feedback has been very positive, with many noting that the ability to combine color and multiple-materials in a single build enables them to produce fully functional parts that are closer to the final product than any other technology.

To support the strong demand for multi-material and color 3D printing, in the second quarter we added new flexible, rigid and opaque color palettes.

The color options are ideal for creating medical, automotive and consumer product components that offer true-to-life aesthetics. This helps product designers to validate designs and make decisions in advance of tooling; improving design quality and reducing tooling costs and time-to-market.

We believe product design and direct digital manufacturing are two additional areas where Stratasys presents a clear ROI and is able to meet the needs of customers with innovative solutions.

SLIDE #22: DENTAL APPLICATIONS

Our strategy includes targeting niche verticals where we believe traditional processes can be disrupted.

The dental market is an area where we believe we can address multiple applications.

To support our effort, we recently announced the establishment of the Stratasys Dental Advisory Board to help advance digital dentistry.

The Stratasys Dental Advisory Board will provide thought leadership and direction to the Stratasys dental business unit by developing research and content that supports the evolution of Stratasys dental products; and supports the introduction of initiatives aimed to encourage dental education, clinical cases, and future innovation.

Adding to our already extensive line of solutions that support the dental market, we recently introduced two new 3D printers for the dental lab community, the Stratasys CrownWorx and FrameWorx.

The new systems allow dental laboratories to produce wax-ups for crowns, bridges and denture frameworks.

With the new additions, Stratasys now offers six systems for the dental market that utilize five innovative materials.

SLIDE #23: EDUCATION

The education business is another area where we see significant opportunities, and are observing strong growth.

Helping to drive this success are teaching institutions that increasingly use 3D printing technology as a competitive advantage to attract the best and brightest students.

We are also observing a favorable trend in the sale of multiple units, as school districts adopt a 3D printing curriculum, and equip several schools simultaneously.

Concurrently, we are seeing a healthy product mix trend with MakerBot and Idea Series systems performing well, but balanced out by orders for our higher-end systems, particularly in higher education.

Several second quarter success stories are highlighted on Slide #23.

We believe our broad portfolio of products, combined with our dedicated channel strategy for education, makes us well positioned to address the needs of this significant market opportunity.

SLIDE #24-26: 3D PRITING ACCESSIBILITY - MAKERBOT

We were very pleased with the performance of MakerBot during the second quarter, which contributed $33.6 million in revenue during the period — a very impressive achievement.

All of the new MakerBot 5th generation products are now shipping, and we are observing strong demand across the entire product line.

While our FDM, PolyJet and Solidscape product offerings enable the disruption of enterprise processes, we believe our MakerBot products empower individuals by making 3D printing highly accessible.

In an effort to further improve that accessibility, and lower the barriers often associated with 3D printing, we continue to improve MakerBot’s 3D Printing Ecosystem.

During the second quarter this included the launch of the previously announced MakerBot PrintShop, as well as the addition of the MakerBot Developer Program to provide resources for developers to integrate 3D printing into apps and games.

We also announced multiple content agreements for the MakerBot Digital Store.

Within the channel, we have made several significant additions to our distribution network for MakerBot products that include:

1.              Home Depot, which is now carrying MakerBot 5th Generation 3D Printers in several stores as a pilot program;

2.              TechData which has been added as a North American master distributor.

3.              Anatek has been added as MakerBot’s first reseller in Central America, and Stratasys Japan is now acting as a distributor for MakerBot products in the Asia-Pacific region.

4.              We also recently created MakerBot Europe, the result of the successful acquisition of our Germany-based MakerBot partner, HAFNER’S BÜRO.

Our goal with MakerBot is to empower the individual with easy-to-use, affordable 3D printing technology — no matter the location or application.

We remain excited about the many opportunities within this rapidly growing segment, and believe with MakerBot we are well positioned to lead the category.

SLIDE #27: ORGANIZATIONAL INVESTMENTS

To support our aggressive growth goals, we will continue to invest aggressively in product and channel development; as well as building the necessary corporate infrastructure that can support our growth.

As Stratasys grows, we must build a scalable foundation that allows an ongoing emphasis on innovation and product development, while providing the necessary tools to fully leverage new products and services into the marketplace.

We believe we are leading the industry in building such an infrastructure.

SLIDE#28: SUMMARY & OUTLOOK

In summary:

1.              We are extremely pleased with our second quarter financial results that include record revenue, non-GAAP net income, and non-GAAP earnings per share, as well as strong organic growth and expanded gross margins.

2.              We continue to enjoy strong positive sales momentum for our higher-performance systems and materials, as well as impressive contributions from MakerBot supported by our investments in sales, marketing and product development initiatives.

3.              We continue to disrupt enterprise processes and expand market adoption in key areas, including manufacturing, prototyping, dental, and education, as well as lead the market in empowering individuals with affordable, reliable desktop 3D printing.

4.              We recently closed the acquisitions of Solid Concepts and Harvest Technologies, allowing us to begin the post-merger integration process, which we believe will lead to many exciting opportunities as we develop a broad set of solutions to address our customer’s evolving needs.

5.              We continue to position the company for future growth through enhancements to our organizational structure, and through strategic investments in channel, product, and technology development; as well as a focused M&A strategy.

6.              And finally, we continue to observe a favorable market environment and have raised our financial guidance for the year as well as our long term revenue growth projection.

Operator, please open the call for questions.

SLIDE#29: Q&A

Thank you for joining today’s call.  We look forward to speaking with you again next quarter. Goodbye.

SLIDE#30-31: RECONCILIATION TABLES